June 26, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, DC 20549

Re:	AlphaVest Acquisition Corp
Registration Statement on Form S-4
Filed May 12, 2025
File No. 333-283183

Ladies and Gentlemen:

On behalf of our client, AlphaVest Acquisition Corp (“ATMV”), and AMC Corporation (“AMC”), represented by Graubard Miller, we are writing to submit responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated May 13, 2025, relating to ATMV’s Registration Statement on Form S-4 (the “Registration Statement”) filed May 12, 2025.

ATMV is filing via EDGAR Amendment No. 5 to the Registration Statement, which reflects responses to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the responses thereto.

Amendment No. 4 to Registration Statement on Form S-4

Summary of the Proxy Statement

Dilution, page 34

1.	Please revise the second to last line item in the table to clarify that it represents net tangible book value per share as adjusted. Additionally, we note on page 17 that $8 million of financing is required in connection with the business combination; however, we note on page 57 that there is no minimum cash condition to complete the business combination. Please clarify if there is a required minimum cash condition, and if not, tell us why you believe it is appropriate to adjust net tangible book value per share for the $8 million financing given that there are currently no commitments for such financing. Lastly, please revise to disclose the company valuation at or above which the potential dilution results in the amount of the non-redeeming shareholders’ interest per share being at least the initial public offering price per share of common stock as required by Item 1604(c)(1) of Regulation S-K.

Response: We have revised pages 19, 34, and 83 of the Registration Statement to address the Staff’s comment. Additionally, we wish to advise the Staff that there is no minimum cash condition with respect to the transaction. However, the parties have been in the process of negotiating definitive agreements for the proposed $8 million financing and expect to have such agreements finalized and executed prior to having the Registration Statement declared effective. Accordingly, we respectfully believe that including the financing in the calculation of net tangible book value at this time is appropriate. If the parties are unable to enter into definitive agreements for the financing and the parties otherwise wish to proceed to having the Registration Statement declared effective, we would revise the disclosure to remove the financing from the calculations at that time.

Corporate Information, page 143

2.	We note your revised disclosure in response to prior comment 7 and reissue it in part. In this regard, we note your disclosure here and on page 141 that AMC is regarded as the primary beneficiary of the VIEs. Please revise to clarify here, on page 141 and elsewhere as appropriate, that AMC is the primary beneficiary of the VIEs for accounting purposes.

Response: We have revised pages iii, 63 and 142 of the Registration Statement to address the Staff’s comment.

Note 15: Segment Reporting, page F-45

3.	Please disclose the information provided in your response to prior comment 8. See ASC 280-10-50-29(f).

Response: We have revised pages F-62 and F-94 of the Registration Statement to address the Staff’s comment

4.	Please disclose the information provided in your response to prior comment 9. See ASC 280-10-50-26B.

Response: We have revised pages F-62 and F-94 of the Registration Statement to address the Staff’s comment

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If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship
Michael J. Blankenship